

December 12, 2014

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI Ltd
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed August 25, 2014**
> **Response Letter Dated November 14, 2014**
> **File No. 001-33628**

Dear Mr. Busmire:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 94

1.   Your response to comment 2 in our letter dated November 5, 2014 states that your ability to control the nature and timing of the drilling and completion activities for exploratory wells is limited and that you cannot predict the anticipated timing of the inclusion of the costs on these wells in your amortization computation. Please describe the information you typically receive from the operators for exploratory wells and tell us whether your ability to determine when costs should be transferred to the amortization computation pursuant to Rule 4-10(c)(3)(ii)(C) of Regulation S-X is constrained by the level of

detailed information you receive. In addition, please tell us how this impacts your ability to assess the costs associated with unevaluated properties and major development projects for impairment pursuant to Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

2. The table provided in response to comment 3 in our letter dated November 5, 2014 appears to indicate that proved undeveloped reserves ("PUDs") scheduled for drilling during the fiscal year ended June 30, 2015 are expected to require capital of approximately $522.5 million. Please reconcile this amount to your prior response which states that you had budgeted approximately $475 million for development drilling, completion, and recompletion capital before reducing your capital budget as a result of recently lower commodity prices.

3. It appears that approximately 60% of the proved undeveloped reserves ("PUDs") initially booked during the three fiscal years ended June 30, 2013 are scheduled for development in the fourth and fifth years after initial booking. We also note that more than half of your capital expenditures for the fiscal year ended June 30, 2015 are budgeted for PUDs initially booked in the fiscal year ended June 30, 2014. Please describe the factors you considered in scheduling the drilling of these PUDs (i.e., based on the locations where you have "reasonable certainty of success," based on the PUD expiration year, based on the timing of lease expirations, etc.) and describe how your apparent intention to prioritize the development of recently booked PUDs may impact the drilling of PUDs booked in the three fiscal years ended June 30, 2013.

Closing Comments

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief